Pizza Inn
3551  Plano  Parkway
The  Colony,  TX  75056
(469)  384-5000


February  24,  2005



VIA  EDGAR  AND  FACSIMILE  (202.942.9648)

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE: Form 10-K for the fiscal year ended June 27, 2004 File Date: September 24, 2004
          File  No.  0-12919

          Forms  10-Q  for  the periods ended September 26 and December 26, 2004

Ladies  and  Gentlemen:

     As requested by the Securities and Exchange Commission, Pizza Inn, Inc. hereby furnishes the following responses and supplemental information to the comment letter dated February 14, 2005 from the Commission to Pizza Inn. The following responses and supplemental information are keyed to the Commission's comments, which are set forth in italics below.

                FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 27, 2004
                -------------------------------------------------

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of  Operations
--------------

Results  of  Operations
-----------------------

Fiscal  2004  Compared  to  Fiscal  2003
----------------------------------------

1. In future filings please consider including an overview section that adds context for the remainder of the discussion by providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. See Section III.A of SEC Release 33-8350.

     Response:
     --------

We will include an introductory or overview section in management's discussion and analysis of financial condition and results of operations in future filings, as appropriate, in an effort to address this comment.

2. Throughout this section, you refer to two or more factors that contributed to material changes over the reported periods of the various components of your results of operations. In future filings rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary source you identify as they relate to these components. In addition to quantifying the dollar effect of the various contributing factors ensure that you provide information about the quality of and potential variability of your earnings, so that investors can ascertain the likelihood that past performance is indicative of future performance. See
Section  III.D  of  SEC  Release  33-6835.


Response:
--------

We will quantify the contribution of factors that cause material year-to-year or period-to-period changes in line items and provide information about the quality and potential variability of earnings in management's discussion and analysis of financial condition and results of operations in future filings, as reasonably practicable and to the extent necessary to an understanding of our businesses as a whole, in an effort to address these comments.

3. We note that 34 new franchise units were opened and 39 units were closed during fiscal 2004. Please tell us and disclose in future filings what impact these events had on your operations as well as the impact, if any, on collectibility of any outstanding receivables and royalties due to the company. Additionally, please consider including a rollforward within your MD&A to show beginning units, units closed, new units and ending units for all applicable years to supplement your discussion of results of operations and to enhance the ability to evaluate trends in franchise operations. This disclosure should cover each franchise format (e.g., Buffet's, Delco's and Express locations). If you believe other information is more meaningful or appropriate, please advise.

     Response:
     --------

We will disclose what impact openings and closings had on operations as well as the impact, if any, on collectibility of any outstanding receivables and royalties due to us and other more meaningful or appropriate information, if any, and consider including such a rollforward in management's discussion and analysis of financial condition and results of operations in future filings, as applicable and appropriate, in an effort to address these comments.

We do not believe that these closings had any material impact on collectibility of any outstanding receivables and royalties due to us because (i) these amounts have previously been reserved for by us with respect to units that were closed during fiscal 2004 and (ii) these closed units were lower volume units whose financial impact on our business as a whole was immaterial. For those units that are anticipated to close or exhibiting signs of financial distress, credit terms are typically restricted, weekly food orders are required to be paid for on delivery and/or with certified funds, and royalty and advertising fees are collected, as add-ons to the delivered price of weekly food orders.

4. It appears that at least 10% of your franchised locations have closed in each of the past two years. Tell us, and revise your MD&A in future filings to address, whether this level of store turnover is consistent with management's expectations. If the level of store closures is above the level you have experienced historically, please discuss the reasons, if known, for the high level of turnover and the potential impact on your future prospects.

     Response:
     --------

Please  refer  to  the  table  of  store  count  below.


PIZZA INN'S RESTAURANT PROGRESSION:

FISCAL YEAR ENDING JUNE 27, 2004

                                     Beginning                  Concept  End of
                                     of Period  Opened   Closed  Change   Period
                                     ---------  -------  ------  -------  ------
 Buffet . . . . . . . . . . . . . .        221       12      20      (1)     212
 Delco. . . . . . . . . . . . . . .         55        4       8       2       53
 Express. . . . . . . . . . . . . .         75       10      11      (1)      73
 International. . . . . . . . . . .         59        8       -       -       67
                                     ---------  -------  ------  -------  ------
 Total Restaurants. . . . . . . . .        410       34      39       -      405

 FISCAL YEAR ENDING JUNE 29, 2003

                                   Beginning. . . . . . . . . . .Concept  End of
                                    of Period.  Opened   Closed   Change  Period
                                   ----------  -------  -------  ------  -------
 Buffet . . . . . . . . . . . . . .        233        5      19       2      221
 Delco. . . . . . . . . . . . . . .         54        7       6       -       55
 Express. . . . . . . . . . . . . .         82        6      11      (2)      75
 International. . . . . . . . . . .         60        6       7       -       59
                                     ---------  -------  ------  -------  ------
 Total Restaurants. . . . . . . . .        429       24      43       -      410

 FISCAL YEAR ENDING JUNE 30, 2002

                                    Beginning. . . . . . .  . .  Concept   End of
                                    of Period.  Opened   Closed   Change  Period
                                   ----------  -------  -------  ------  -------
 Buffet . . . . . . . . . . . . . .        244       10      29       8      233
 Delco. . . . . . . . . . . . . . .         56       12       6      (8)      54
 Express. . . . . . . . . . . . . .         86        7      11       -       82
 International. . . . . . . . . . .         60        8       8       -       60
                                     ---------  -------  ------  -------  ------
 Total Restaurants. . . . . . . . .        446       37      54       -      429


The level of store turnover described above was not materially inconsistent with management's expectations. Although management believes that a comparison of historical closings may not be predictive of future closings or otherwise meaningful because the factors that contributed to historical closings may no longer contribute to future closings, we will include the chart set forth above in future Form 10-K filings and will also provide an explanation as to what caused any unusual activity in store openings or closings, as applicable and appropriate, in an effort to address these comments.

Contractual  Obligations  and  Commitments
------------------------------------------

5. In future filings please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section 1V.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.
                                            -----------

     Response:
     --------

     We will revise the contractual obligations table in future filings to include estimated interest payments or a footnote or footnotes to the table, as applicable and appropriate, in an effort to address these comments.

Financial  Statements
---------------------

Consolidated  Balance  Sheets
-----------------------------

6. You disclose in the proxy statement that the company expected the balance of the Clairday Debt of $335,318 to be paid in full pending completion of negotiations with Mr. Clairday. Please tell us the status of these negotiations. In light of the age of the related receivables and the lack of significant payment/set-off activity in recent years we assume that you classify any unreserved balance associated with these receivables as a non-current asset. Please confirm that our understanding is correct, or tell us why you believe that current classification is appropriate. In this regard we refer you to ARB 43 Chapter 3 (especially paragraphs 4 and 6).

Response:
--------

     We are actively pursuing payment discussions with Mr. Clairday regarding repayment of his debt, through the company's credit and collection function as we do with other past due receivables, and at the board level. Mr. Clairday, as a member of the Company's board of directors, is entitled to receive monthly board fees of $1,417 and board meeting fees of $1,000. We intend to withhold all such amounts and apply them to reduce the principal balance of Mr. Clairday's debt. Assuming four board meetings annually, we anticipate an annual offset of $21,000. Additionally, Mr. Clairday is considering the sale of certain of his real estate holdings, the proceeds of which he has indicated to us will be applied to reduce the balance of his debt.

     The account receivable is classified as a current asset because we believe collection will occur within the next fiscal year.


Consolidated  Statement  of  Operations
---------------------------------------

7. The company discloses that it has a wholly-owned insurance operation (PIBCO Ltd). Tell us, with a view towards future disclosure, whether this is a captive insurance operation for the purpose of managing the company's self-insured risk exposures and tax planning or an operating insurance enterprise that serves third-party customers. To the extent that PIBCO Ltd. serves third party customers, tell us:

- the nature of the insurance operations (e.g., types of risks insured, duration of policies, nature of customers, etc.);
- gross dollar amount of coverage outstanding for policies in force and, to the extent applicable, the extent to which risk associated with policies in force bus been assumed by reinsurance arrangements;
- the amount of premium revenues and associated expenses reflected for each period presented;
- where revenues and related costs of insurance operations are classified on the consolidated statement of operations; and
-     where  insurance  related obligations are classified on the balance sheet.

Response:
--------

PIBCO, Ltd., a wholly owned insurance subsidiary of Pizza Inn, is a captive insurance operation that was originally and primarily intended to provide general business insurance to our franchisees. PIBCO does not serve parties not affiliated with Pizza Inn. PIBCO has effectively ceased operations, except for operations concerning the servicing of three (3) claims pending as a result of incidents occurring on restaurant premises operated by franchisees. Currently, the total claim service is approximately $3,500 per month. We intend to dissolve or otherwise dispose of PIBCO after these remaining claims have been resolved.

Note  A-  Organization  and  Summary  of  Significant  Accounting  Policies
---------------------------------------------------------------------------

Revenue  Recognition
--------------------

8. Please confirm for us supplementally and revise your future disclosure to specify, if true, that title and risk of loss transfer upon shipment in accordance with the terms of your agreements with your franchisees, or tell us why recognition of revenue upon shipment is appropriate. Clarify whether equipment sales require installation or testing prior to franchisee acceptance. Refer to SAB 104 for guidance.

     Response:
     --------

     Title and risk of loss for products we sell transfer upon delivery. Revenue has been historically recognized upon shipment, which approximates the results of recognition upon delivery to within an insignificant degree. This occurs because the product shipment and delivery cycle (the length of time between loading an order on our trucks and receipt by the franchisee) is relatively short and consistent between reporting periods. To validate and quantify the immaterial difference between recognition on shipment and delivery at the end of each reporting period, we analyze merchandise in transit to evaluate the amount of revenue that should not be recognized at the end of the quarter then ended and compare it to the similar amount from the previous quarter. The difference is consistently below $15,000. Since these differences offset at the beginning and ending of each quarter, there is no cumulative effect on revenue recognition. The results historically show that the difference between revenue recognition at time of shipment and delivery to be immaterial.

     Equipment we sell does require installation prior to acceptance. Recognition of revenue occurs upon installation of such equipment.

However, consistent with the requirements of SAB 104, we will revise future disclosure, as appropriate, to specify that title and risk of loss transfer upon delivery of product or installation of equipment or discuss why recognition of revenue upon shipment is appropriate and clarify whether equipment sales require installation or testing prior to franchisee acceptance.

Note  I  -  Commitments  and  Contingencies
-------------------------------------------

9. With respect to store closings, openings and territory sales, please address the disclosure requirements of paragraph 20 of SFAS 45 or tell us why such disclosure is not required.

     Response:
     --------

     We believe such disclosure is not required because there are no significant commitments or obligations resulting from franchise agreements that require disclosure. License fees are recognized as income when there has been substantial performance of the agreement by both the franchisee and us, generally at the time the unit is opened. Territory sales are recognized to the extent obligations are fulfilled and cash received. Currently, we do not purchase or lease land, buildings, or equipment on behalf of our franchisees, nor do we guarantee franchise lease obligations or third-party vendor obligations. Therefore, upon any unit closing no obligations normally exist.

------

10.     We  note  that  your  write-offs  of  receivables are net of recoveries.
Please tell us supplementally, and disclose in future filings, the amount of write-offs and recoveries on a gross basis.

     Response:
     --------

We will disclose in future filings the amount of write-offs and recoveries on a gross basis, as appropriate. Please see the supplemental table below.




PIZZA INN, INC.
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

                                                                     ADDITIONS
                                                                     -----------
                                                 BALANCE AT   CHARGED TO    RECOVERED                    BALANCE
                                                  BEGINNING    COST AND     COST AND                      AT END
                                                 OF PERIOD    EXPENSE      EXPENSE      DEDUCTIONS    OF  PERIOD
                                                 -----------  -----------  -----------  ------------  -----------
ALLOWANCE FOR DOUBTFUL
ACCOUNTS AND NOTES RECEIVABLE

Year Ended June 27, 2004. . . . . . . . . . . .  $       916  $        35  $     (264)  $      (315)  $       372


Year Ended June 29, 2003. . . . . . . . . . . .  $     2,953  $       155  $   (1,950)  $      (242)  $       916


Year Ended June 30, 2002. . . . . . . . . . . .  $     1,001  $     2,367  $        -   $      (415)  $     2,953

For  additional  information  related  to  the  recovery  in  fiscal  year 2003, refer to Note J in the Company's consolidated  financial  statements.

VALUATION ALLOWANCE FOR
DEFERRED TAX ASSET

Year Ended June 27, 2004. . . . . . . . . . . .  $       153  $         -  $        -  $       (16)  $       137


Year Ended June 29, 2003. . . . . . . . . . . .  $       225  $         -  $        -  $       (72)  $       153


Year Ended June 30, 2002. . . . . . . . . . . .  $        38  $       187  $        -  $         -   $       225

                FORM 10-Q FOR THE QUARTER ENDED DECEMBER 26, 2004
                -------------------------------------------------

Item  2. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of  Operations
--------------

11. Please tell us, with a view towards future disclosure, more about the specific nature and amount of factors leading to the adverse changes in gross margin over the past several quarters. For example, in your Form 10-K for the fiscal year ended June 27, 2004 you attribute increased costs to an increase in block cheese prices. It is unclear whether the company has the intent or ability to raise prices to compensate for the increases in product costs you mention. Based on the increased inventory levels on your balance sheet, we assume the recognition of increased product costs will persist as you sell product in future quarters. Identify any known or likely trend in costs, to the extent applicable.

     Response:
     --------

     We do not currently intend to raise prices to compensate for the increases in product costs referenced. In addition, we may not be able to raise prices for these increased costs because of the competitive environment in which we operate.

We are not presently aware of trends in costs or other recurring events or circumstances affecting costs. We do experience fluctuations in commodity prices, particularly in the price of block cheese, increases in the price of diesel fuel, fluctuations in interest rates, and net gains or losses in the number of restaurants open in any particular reporting period, among other things, each of which will affect product costs, but none of which can be accurately predicted.

12. You include "Other Income" in revenues on your statement of operations. It appears that this line item includes several non-revenue items, such as, interest income, gains on asset sales, etc. Also, your references to "third-party commissions" and "vendor incentives" also suggest that revenue classification may not be appropriate. Please tell us the nature and amount of each item included in "Other Income" for fiscal years 2002, 2003 and 2004 and for the quarters ended September 26, 2004 and December 26, 2004 and how you determined that revenue classification was appropriate. Please provide references to authoritative literature supporting your classification, to the extent possible. In this regard we refer you to Rule 5-03(b) of Regulation S-X and remind you that other income, interest income and similar transactions must be classified as non-operating income rather than revenues. Please refer to E1TF 02-16 for guidance on accounting for vendor incentives. We may have further comments after reviewing your response.

     Response:
     --------

We have reviewed the "Other Income" category, and understand and agree with the Commission's position regarding classification of certain items within "Other Income." However, we believe the current classification of certain items, as outlined in the accompanying table, that are clearly insignificant to revenue and operating income does not distort earnings trends or mislead the reader. Amounts to be reclassified are less than 1% of total revenue, except for fiscal year ending June 30, 2002, which is less than 2% of total revenue, for each period. Reclassifications are specific to each respective period. The fiscal year ended June 30, 2002 included a non-cash reversal of a $700,000 reserve originally set up as the Company emerged from bankruptcy in 1993 and subsequently deemed unnecessary. Additionally, we have historically described the included items in "Other Income" listed in our MD&A sections. Due to the immateriality of the reclassification we respectfully request that we be permitted to reclassify all years in future filings beginning with our Form 10-Q for the period ending March 27, 2005. Listed below is a table detailing the components of "Other Income" as reported previously.




                                  Year Ended                      Quarter Ended
                                  -----------                    --------------
                          June 27,        June 29,     June 30,    Sept 26,  Dec 26,
 Other Income . . . .      2004              2003        2002       2004      2004
---------------------  -----------  --------------  ----------  ---------  --------
 Interest Income. . .  $    28,592  $       76,974  $  130,883  $   1,205  $    673
 Investment Income. .          399           1,805       1,637        209        18
 Gain/Misc asset sale       94,385          10,488      14,747          -         -
 Co-Op Commissions. .       17,345          54,810     114,985      3,566     4,069
 Vendor Rebates . . .       74,789         156,600     282,138          6    30,012
 Other Income . . . .        7,734          10,262     708,900          -         -
                       -----------  --------------  ----------  ---------  --------
 Total Other Income .  $   223,244  $      310,939  $1,253,290  $   4,986  $ 34,772
                       ===========  ==============  ==========  =========  ========


In connection with responding to the Commission's comments, as requested by the Commission, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                              Sincerely,

                              Pizza  Inn,  Inc.


                              By:    /s/Shawn M. Preator
                              Name:     Shawn  M.  Preator
                              Title:     Chief  Financial  Officer